Exhibit 99.20

GTG COVID-19 Risk Test launched in USA

Melbourne, Australia, 31 May 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified Genomics and AI driven preventative health business confirms the launch of GTG’s COVID-19 Serious Disease Risk Test (‘COVID-19 Risk Test’) by US Based Infinity BiologiX LLC (‘IBX’).

Genetic Technologies advises that IBX launched the COVID-19 Risk Test in the US on 28 May 2021, having received all regulatory approvals1. IBX, in collaboration their telehealth partner, will produce, distribute, and sell the COVID-19 Risk Test across its network. Released under GTGs ‘powered by GeneType’ brand IBX will leverage their extensive experience with large-scale SARS-CoV-2 testing and sample processing. Through its labs in New Jersey and Minnesota and with partner organizations around the US, the company is able to process over 100,000 tests per day, however, IBX has not provided any initial volume guidance.

The tests are available for sale in US via the IBX website, https://ibx.bio/services/covid-19-severity-test/, and their telehealth partner’s website and retails at US$1752.

As outlined in the initial release to the market dated 3 March 2021, GTG have exclusively co-licensed the test to IBX for a three-year term and receive minimum payments from IBX on a quarterly basis totalling US$850k in the first year and US$1.0 million in each of the second and third years with an underlying royalty structure based on a per unit pricing of US$10.

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Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Authorised by the Board of Genetic Technologies

1.	Regulators include the Centres for Medicare and Medicaid Services / Clinical Laboratory Improvement Amendments (CMS/CLIA) and New York State Department of Health (NYSDOH)/Clinical Laboratory Evaluation Program (CLEP).
2.	End consumer pricing is at the discretion of IBX and may be altered but will not impact on GTG’s payment terms as outlined in the ASX Announcement dated 3 March 2021

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

About Infinity BiologiX LLC:

Infinity BiologiX (IBX) is a market-disrupting central laboratory supporting academia, government, and industry. IBX provides global sample collection, processing, storage, and analytical services integrated with scientific and technical support in both the research and clinical arenas. As a leader in biomaterials, IBX provides support to the development of diagnostics, therapeutics, and research in the genomics, precision, and regenerative medicine arenas. IBX previously operated as RUCDR Infinite Biologics before spinning off from Rutgers University-New Brunswick in August 2020.

For more information, visit www.ibx.bio

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000